SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)


(Amendment No. 1 TO SCHEDULE 13D)
Under the Securities Exchange Act of 1934


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
(CUSIP Number)

-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

SANTA MONICA PARTNERS, L.P.
914-833-0875
-----------------------------------------------------------

(Date of Event which Requires Filing of This Statement)

N/A


(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. 936750108                     13D
Page 2 of 6 Pages

___________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

          SANTA MONICA PARTNERS, L.P.
          13-3100474
___________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [_]

___________________________________________________________
3    SEC USE ONLY

___________________________________________________________
4    SOURCE OF FUNDS

          WC
___________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

___________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK
___________________________________________________________
   		7    SOLE VOTING POWER

  NUMBER OF         N/A

   SHARES
___________________________________________________________
8  SHARED VOTING POWER

BENEFICIALLY
                    N/A
  OWNED BY
___________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

CUSIP No. 936750108                     13D
Page 3 of 6 Pages


  REPORTING         N/A

   PERSON
___________________________________________________________
               	10   SHARED DISPOSITIVE POWER
    WITH
     		          N/A
___________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     N/A (LESS THAN 5%)
___________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[_]
___________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     N/A
__________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

          SMP ASSET MANAGEMENT LLC

___________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [_]
__________________________________________________________
3    SEC USE ONLY

___________________________________________________________
4    SOURCE OF FUNDS

          OO
___________________________________________________________

CUSIP No. 936750108                     13D
Page 4 of 6 Pages

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

__________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
___________________________________________________________
   		7    SOLE VOTING POWER

  NUMBER OF         N/A

   SHARES
___________________________________________________________
8  SHARED VOTING POWER

BENEFICIALLY
                    N/A
  OWNED BY

___________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         N/A

   PERSON
___________________________________________________________
               	10   SHARED DISPOSITIVE POWER
    WITH
                    	N/A
___________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    		 N/A
__________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[_]
___________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CUSIP No. 936750108                     13D
Page 5 of 6 Pages

___________________________________________________________
14   TYPE OF REPORTING PERSON

     OO (LLC)

The inclusion of SMP Asset Management LLC in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange
Act of 1934, the beneficial owner of any securities covered by this Statement.

WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D

Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock with $1.00 par value (the "Shares") of Warwick Valley
Telephone Company (the
"Issuer"). The principal offices of the Issuer are located at 47 Main Street,
Warwick, New York 10990.

Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, this Statement is being filed by Santa Monica
Partners, L.P., a New
York limited partnership ("Santa Monica Partners") 1865
Palmer Avenue,
Larchmont, NY 10538.

Item 3.  Source and Amount of Funds or Other Consideration.

N/A

Item 4.  Purpose of Transaction.

Santa Monica Partners has submitted a letter to The Board of Directors of Warwick Valley Telephone Company dealing with maximizing shareholder value.

The letter offers five suggestions for shareholders to capitalize on the shareholder value which may be created by separating the Orange County Poughkeepsie Cellular
Partnership 7.5% Limited Partner passive investment from the Company.

Item 5.  Interest in Securities of the Issuer.

(a)	-e N/A
Less than 5% ownership

CUSIP No. 936750108                     13D
Page 6 of 6 Pages


Item 6. Contracts, Arrangements, Understandings or
Relationships with
             Respect to Securities of the Issuer.

None

Item 7.  Material to be filed as Exhibits.
Exhibit 1:	Letter to the Board of Directors


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 26, 2004

                               SANTA MONICA PARTNERS, L.P.
                               By: SMP ASSET MANAGEMENT LLC

                              By: /s/LAWRENCE J. GOLDSTEIN
                       --------------------------------------
                             Lawrence J. Goldstein, President


                                 SMP ASSET MANAGEMENT LLC

                                 By: /s/LAWRENCE J. GOLDSTEIN
  			      --------------------------------------
Lawrence J. Goldstein, President

Exhibit 1:

SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538

914.833.0875  ~  FAX: 914.833.1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN
GENERAL PARTNER

EMAIL: ljgoldstein@bloomberg.net



February 26, 2004


The Board of Directors
Warwick Valley Telephone Company
47 Main Street
Warwick, NY   10990


Dear Gentlemen:

Last November 11th we made a suggestion to you to unlock the very substantial value hidden within the Company for the benefit of all shareholders. I had hoped that you had the strategic vision and leadership to create shareholder value in the Company.

We pointed out the fact that Warwick has a very successful and indeed valuable passive investment in a cellular partnership; the 7.5% investment in the Orange County Poughkeepsie Limited Partnership (OCP). We even congratulated you for having the wisdom and foresight to have made this investment years ago. We also suggested that the time seemed right for Warwick to capitalize on this investment on behalf of all shareholders by creating a liquidity event.

On November 11, 2003 Warwick Valley Telephone Company share price closed at $33.15. Since that time the share price has declined steadily and now is at $26.60, 19.8% lower. The need to increase shareholder value is therefore so much greater today than it was last Fall.

This is so for many other reasons as well, such as your own statements about the competitive nature of the telephone business in general, and cellular business in particular. The fact that the growth is now beginning to slow up (from +49.7% in 2001 to +45% in 2002 to an estimated +31% last year), the fact that profitability is very great (a spectacular 84% pretax profit margin), leaving little room for further margin improvement (Am I wrong on this?), and the fact that it is most certainly today worth many, many times your original investment. Furthermore too, it is clearly worth much more than the $22.5 million valuation you and your advisors placed on the OCP in the last year.

We suggested several ways in which the Company can achieve its goals, namely increase shareholder value, have substantial cash available for capital expenditures for new activities such as your present cable TV build out, sufficient capital for maintenance and growth for the existing businesses, paying down debt and ample cash for paying and increasing dividends annually.

Last November we submitted five suggestions for you to consider in order to capitalize on the valuable OCP investment:

1.	Offer a debt instrument whose interest payments are secured by cash received from the OCP (either fixed or variable). You should for example, at the present rate of cash payments to Warwick, let us assume $9-$10 million received in calendar 2003, be able, if used entirely, (it need not be used in its entirety), to make a debt instrument offering, and be able to raise well over $100 million. For example just making $9 million available to pay interest at a 7% rate, (which is a very attractive rate to investors in the current interest rate environment) would permit an offering of $126 million. As mentioned, you would not need to offer all of the $9-$10 million received from the OCP in 2003. It could be a lesser sum.

2.	Offer a debt instrument convertible into the OCP or the proceeds of sale of OCP with interest payable from payments received by you.

3.	Spin off all or part of the OCP to shareholders, pay the taxes due and later sell more when it has appreciated further. By the way, if trading (actually transfer of units on transfer books) were restricted to a minor percentage of the outstanding partnership units per year, as is easily and often done, in accordance with IRS regulations, no taxes would be due or payable by Warwick.

4.	Sell all or part of the investment by putting it up for auction or negotiating same. Verizon presumably has right of first refusal and could meet the offer you elicit.

5.	This suggestion we saved for last, we believe it then and we believe it today, that it is the best way for you to increase shareholder value. It would allow the market to maximize shareholder value, avoid any taxes to any party and would, based upon OCP's history, be a huge wealth building investment for all shareholders which would offset any decline in the share price of Newco (The POTS business).

We wish to repeat here and now the suggestion we urge you to implement at once.

Spin off all assets and all liabilities to Newco except for the OCP, HVDN and ZefCom investments.

Thus there would be two public entities each with its own market. Newco which would be the present operating business (POTS) and Warwick Valley Telephone (name could be changed) which would be an investment company.

There would be no tax liability to Warwick or its shareholders or the OCP itself. Newco would be entitled to a management fee for the management of Warwick's investments, i.e. OCP, HVDN and ZefCo. Warwick could in fact seek additional investment opportunities as well.

Warwick could even seek to raise additional capital. Based on your phenomenally successful investment record investment bankers should easily be able to raise substantial additional capital for you to manage, through a private placement and or public offering.

The IRS would see this as a non-taxable distribution. There is ample precedent for this. I would be glad to direct you to those many companies which have successfully spun off, tax-free, their operating businesses to leave the original company with a business or an investment or even a shell corporation or in the case of Warwick, a company with some investments, namely the OCP and the several additional small investments such as the investments in HVDN and ZefCom.

Original Warwick would, as mentioned above, retain Newco to manage the investments and be paid a compensatory management fee. It could in fact be on a fee plus percentage of the profits basis as with many an investment partnership, and be entitled to reasonable yet material compensation in this way.

Finally and perhaps most importantly Warwick, the investment company, would be able to currently pay an annual dividend of about $1.85 per share vs. the present dividend of $0.76.

The fact that you could over night increase the per share dividend by 143% is no trivial matter. What's more since the Federal Tax on dividends this year as you know has been reduced from the ordinary tax rates of the past to a maximum of 15%, the after tax benefit of the dividend is probably going to be some 238% greater to most substantial shareholders.

This is not hay! This is putting real money in the pockets of real shareholders.

As mentioned the stock price has declined over 19% since last Fall. That is why I write to you once again to urge you to act to increase shareholders income and the shareholder value of Warwick Valley Telephone Company now.

I have accumulated some experience in my 44-year career as an investor which I am glad to make available to you in discussing our suggestion with you in greater detail.

Suffice to say you have a wide and attractive array of choices to capitalize on the brilliant investment you have made and to further enhance the value of Warwick to its shareholders.

I will be pleased to meet with you to discuss this proposal further and to answer any questions you may have and to assist you in any way I can. I look forward to an early meeting.

I look forward to your prompt reply.

Warmly,

Larry
Lawrence J. Goldstein